20004539

SEC

Securities and Exchange Commission
Trading and Markets

FEB 26 2020

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.distributors, LLC**

OFFICIAL USE ONLY
155071
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maximilian Caldwell **(914) 921-5304**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

695 E. Main St.	**Stamford**	**CT**	**06901**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 24 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Maximilian Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.distributors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

MARK J. GAMBETTA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02GA6171160
Qualified in Westchester County
Commission Expires July 23, 2023

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)

Statement of Financial Condition

December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm 1
Statement of Financial Condition.. 2
Notes to Statement of Financial Condition.. 3

Deloitte.

Deloitte & Touche LLP
695 East Main Street
P O Box 10098
Stamford, CT 06901-2150
USA
Tel: + 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
G.distributors, LLC
Rye, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.distributors, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 20, 2020
We have served as the Company's auditor since 2011.

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)
Statement of Financial Condition
December 31, 2019

Assets		
Cash equivalents	$	8,044,750
Distribution fees receivable		2,358,945
Deferred sales commissions		641,742
Deferred tax asset and income taxes receivable (including receivable from GAMCO Investors, Inc. of $417)		667,419
Goodwill		213,000
Receivable from affiliates		90,563
Fixed assets, net of accumulated depreciation of $2,051		1,879
Other assets		223,847
Total assets		12,242,145
Liabilities and member's capital		
Distribution costs payable	$	2,529,620
Compensation payable		731,743
Income taxes payable (including payable to GAMCO Investors, Inc. of $43,276)		47,105
Accrued expenses and other liabilities		338,908
Total liabilities		3,647,376
Member's capital:		
Additional paid-in capital		7,491,380
Retained earnings		1,103,389
Total member's capital		8,594,769
Total liabilities and member's capital	$	12,242,145

See notes to Statement of Financial Condition.

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2019

Organization and Business Description

G.distributors, LLC (the "Company" or the "Distributor") is a wholly-owned subsidiary of Distributors Holdings, Inc. (the "Parent" or "DHI"), which is a wholly-owned subsidiary of GAMCO Asset Management Inc. ("GAMCO Asset"), which is a wholly-owned subsidiary of GAMCO Investors, Inc. ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company's revenues are derived primarily from the distribution of Gabelli, GAMCO, TETON, Keeley, and Comstock open-end funds (the "Funds") advised by either Gabelli Funds, LLC ("Gabelli Funds"), Keeley-Teton Advisors, Inc. ("Keeley-Teton"), or Teton Advisors, Inc. ("Teton"). Gabelli Funds is a subsidiary of GBL, Teton is majority-owned by GGCP Holdings LLC, which is also the majority shareholder of GBL, and Keeley-Teton is a wholly-owned subsidiary of Teton. The Company's principal market is in the United States ("U.S.").

1. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP") and includes the accounts of the Company.

The annual Statement of Financial Condition has been prepared in accordance with U.S. GAAP for annual financial information. In the opinion of management, all adjustments considered necessary for the fair presentation of the Statement of Financial Condition for the year presented have been included.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Nature of Operations

G.distributors is a registered broker-dealer with the SEC and is regulated by the FINRA. Refer to *Major Revenue-Generating Services and Revenue Recognition* below for additional discussion of the Company's business.

Cash Equivalents

Cash equivalents consists of an affiliated money market mutual fund which is highly liquid.

Major Revenue-Generating Services and Revenue Recognition

The Company's revenues are derived primarily from distribution fees.

Distribution Fees

The Company distributes the Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with each Fund, the Company offers and sells such Fund shares on a continuous basis and pays all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of third party distribution programs, financial intermediaries and the Company's sales personnel.

The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act of 1940, as amended ("Company Act"). The Company is the principal underwriter for Funds distributed in multiple classes of shares which carry either a front-end or back-end sales charge.

Under the distribution plans, the Class AAA shares of the Funds (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A shares of certain Funds pay the Company a distribution fee of 0.25% per year (except the Class A shares of the TETON Westwood Funds which pay 0.50% per year, except for the TETON Westwood Intermediate Bond Fund which pays 0.35%, and the Class A shares of the Gabelli Enterprise Mergers and Acquisitions Fund which pay 0.45% per year) on the average daily net assets of the Fund. Class C shares have a 12b-1 distribution plan with a distribution fee totaling 1.00%.

The Company's distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) each Fund's board of directors or trustees or (ii) each Fund's shareholders and, in either case, the vote of a majority of each Fund's board of directors or trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Company Act. Each Fund may terminate its distribution agreement at any time upon 60 days' written notice by (i) a vote of the majority of its board of directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Company Act. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

Underwriting Fees

The Company is the principal underwriter for the Funds, which are distributed in multiple classes of shares, of which class A shares carry a front-end sales charge. Revenues are earned from fees arising from these offerings, and the terms are set forth in contracts between the Company and the issuer. The performance obligation is satisfied upon sale and issuance of the shares. Underwriting fees are calculated as a percentage of the front-end sales charge and decline as the amount invested meets certain breakpoints as stipulated in each Fund's prospectus. The fees are recognized on the trade date of the sale of the shares.

Deferred Sales Commissions

The Company has recorded as an asset certain costs incurred to obtain revenue contracts with its customers. The Company pays sales commissions to broker-dealers in connection with the sale of certain classes of shares of the Funds. These fees are capitalized and amortized over one year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from these Funds and from contingent deferred sales charges received from shareholders of these Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Should the Company lose its ability to recover such deferred sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

The Company evaluates the carrying value of its deferred sales commission asset for impairment at least annually, or more often should events warrant, using a discounted cash flow method. No impairment was recorded during 2019.

Distribution Fees and Distribution Costs

Distribution plan fees are computed based on average daily net assets of each Fund and accrued for during the period in which they are earned. Distribution costs are accrued as they are incurred, computed based on average daily net assets of each Fund, and paid to the sponsors of third-party distribution programs and financial intermediaries.

Receivables from Affiliates

Receivables from affiliates primarily include distribution and wholesaler costs paid on behalf of Gabelli Funds and Teton. See Note 5.

Goodwill

Goodwill is initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. Goodwill is tested for impairment at least annually as of November 30th and whenever certain triggering events are met. In assessing the recoverability of goodwill, projections regarding estimated future cash flows and other factors are made to determine the fair value of the assets. If the book value exceeds the fair value of the assets, an impairment charge is recorded, corresponding to the amount by which the book value exceeds the fair value. No impairment was recorded during 2019.

Depreciation

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to five years.

Allocated Expenses

The Company is charged or incurs certain overhead expenses that are paid by or paid on behalf of other affiliates. These overhead expenses are allocated to the Company by its parent and other affiliates or allocated by the Company to its parent and other affiliates as the expenses are incurred, based upon methodologies periodically reviewed by the management of the Company and the affiliates. In addition, GBL and Gabelli & Company Investment Advisers, Inc., a wholly-owned subsidiary of Associated Capital Group, Inc. ("AC"), serve as paymasters for the Company under compensation payment sharing agreements. This includes compensation expense and related payroll taxes and benefits which are allocated to the Company for professional staff performing duties related entirely to the Company and those compensation expenses and related payroll taxes and benefits which relate to professional staff who serve more than one entity and whose compensation is therefore allocated to the Company as well as to its affiliates.

Income Taxes

The Company, a single member LLC disregarded as a separate entity from its wholly-owned parent for income tax purposes, is included in the consolidated U.S. federal tax return and certain combined state and local income tax returns of GBL and certain state and local income tax returns of the Parent. The Company is a member of a tax sharing agreement in which the Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL. The Company generally settles either the benefit or expense with its sole member monthly, but not less than annually. The Company records a tax provision for separate company financial statement purposes. Usually, a single member LLC would not record a tax provision.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax expense. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

Fair Value of Financial Instruments

All of the instruments within cash equivalents are measured at fair value.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 2, Fair Value, for further details on the fair value hierarchy.

Cash equivalents consist of an affiliated money market mutual fund which is invested solely in U.S. Treasuries and valued based on the net asset value of the fund.

Business Segment

The Company operates in one business segment, the open-end fund distribution business, which distributes and underwrites the Funds.

Recent Accounting Developments

In January 2017, the Financial Accounting Standards Board's ("FASB") issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment* ("ASU 2017-04"), which simplifies the process used to test for goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill, and instead any goodwill impairment will be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This guidance is effective for the Company on January 1, 2020 using a prospective transition method. The Company has performed the analysis on the transition to this new guidance and it is not expected to have a material impact on the Statement of Financial Condition.

In June 2016, the FASB issued ASU 2016-13, *Accounting for Financial Instruments - Credit Losses (Topic 326)* ("ASU 2016-13"), which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, U.S. GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under ASU 2016-13, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. This guidance is effective for the Company on January 1, 2020 using a modified retrospective transition method, which will result in a cumulative-effect adjustment in retained earnings upon adoption. The Company has performed the analysis on the transition to this new guidance and it is not expected to have a material impact on the Statement of Financial Condition.

2. Fair Value

All of the instruments within cash equivalents are measured at fair value. The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with the guidance on fair value measurement within FASB ASC Topic 820, *Fair Value Measurement*. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 utilizes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.

- Level 2 utilizes inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 utilizes unobservable inputs for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

The following tables summarize the Company's assets and liabilities measured at fair value on a recurring basis by the above fair value hierarchy levels as of December 31, 2019:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2019
Cash equivalents	$ 8,044,750	$ -	$ -	$ 8,044,750
Total assets at fair value	$ 8,044,750	$ -	$ -	$ 8,044,750

The carrying value of other financial assets and liabilities approximates their fair value based on the short term nature of these items.

3. Income Taxes

The Company has a net deferred tax asset of $667,001, made up of a deferred tax asset of $824,001 and a deferred tax liability of $156,999, related primarily to an intangible asset associated with distribution contracts received and other timing differences. The Company assesses available positive and negative evidence to estimate if it will more-likely-than-not use deferred tax assets including certain tax credits and net operating loss carryovers. Management has determined that sufficient positive evidence exists as of December 31, 2019 to conclude that it is more likely than not that net deferred tax assets of $667,002 are realizable, and no valuation allowance is required.

As of December 31, 2019, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $96,394, of which $76,151, if recognized, would affect the Company's effective tax rate. The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits as income tax expense. The Company had accrued a liability of $41,208 for interest and penalties as of December 31, 2019. These amounts are included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2019, management has not identified any potential subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company is subject to income tax examination by the Internal Revenue Service for years after 2015 and state examinations for years after 2014.

4. Guarantees, Contingencies, and Commitments

The Company has entered into arrangements with various third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote. Therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company may be named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. For such matters, if any, the Statement of Financial Condition includes the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exist losses which may be reasonably possible and will, if material, make the necessary disclosures. However, management believes such amounts, both those that are probable and those that are reasonably possible, are not material to the Company's financial condition, operations or cash flows at December 31, 2019.

5. Related Party Transactions

At December 31, 2019, the Company had an investment of $8,044,750 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, which is an affiliate of the Company. The amount is recorded in cash equivalents in the Statement of Financial Condition.

As the Distributor of the Funds advised by Gabelli Funds, Keeley-Teton, and Teton, the Company incurs certain promotional and distribution costs, which are expensed as incurred, related to the sale of Fund shares, for which it receives a fee from the respective Fund. The Company has distribution fees receivable from the Funds of $2,358,945 as of December 31, 2019. These fees were collected in January 2020.

Sales commissions paid to broker-dealers in connection with the sale of certain classes of Funds advised by Teton are paid by Teton. The Company pays distribution fees to Teton for those Class A and Class C shares on which Teton has paid these advanced sales commissions. This compensates Teton with the distribution fees revenue stream received by the Company on these shares allowing Teton to recover some or all of its advanced sales commission cost.

The Company receives sales charges as the Distributor of certain Funds advised by Gabelli Funds, Keeley-Teton, and Teton. As of December 31, 2019, sales charges and underwriting fees receivable of $82,091 were included in other assets. These fees were collected in January 2020.

The Company pays GBL a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. For the periods of January 1, 2019 to March 31, 2019 and September 1, 2019 to November

30, 2019, GBL waived half of the 20% management fee. The Company also pays or receives from GBL the amount of its portion of GBL's consolidated current tax expense or benefit, respectively.

On December 5, 1997, GBL entered into a fifteen-year lease, originally scheduled to expire on April 30, 2013, for office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL Chairman. On June 11, 2013, GBL modified and extended this lease to December 31, 2028. The Company pays GBL for its allocated use of the Rye location.

On May 1, 2017, the Company entered into an agreement to pay Keeley-Teton for access and use of office space and equipment.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(1) of that rule which exempts limited businesses (mutual funds and/or variable annuities only). These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $4,318,570 exceeding the required amount of $250,000 by $4,068,570 at December 31, 2019. There were no subordinated borrowings at any time during the year ended December 31, 2019.

7. Retirement Plan

The Company participates in GBL's incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and GBL's board of directors, but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

8. Subsequent Events

Subsequent events have been evaluated through the date the Statement of Financial Condition was issued. There have been no subsequent events that require recognition or disclosure through the date the Statement of Financial Condition was issued.

Deloitte.

Deloitte & Touche LLP
695 East Main Street
P O Box 10098
Stamford, CT 06901-2150
USA
Tel: + 203 708 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
G.distributors, LLC
Rye, New York, 10580

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3, in which (1) G.distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k) (1) the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 20, 2020

G.distributors, LLC

One Corporate Center
Rye, NY 10580-1422
t 914.921.7763
GABELLI.COM

G.distributors, LLC's Exemption Report

G.distributors, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provision") and (2) the Company met the exemption provision throughout the period from January 1 to December 31, 2019 without exception.

G.distributors, LLC

Title: Financial and Operations Principal